
ОАО
ЮТК
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________________
____
БИК ____________________
Кор. счет ____________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037
от 07.11.2006г. № 10-2-2/08-5024
на № ________ от ________

82-04721

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the material fact.

Please find 1 page enclosed.


06018464

A. A. Dobryakov
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

11/15

Notification on the material fact

Data on the facts which have entailed one-time increase (decrease) in the Issuer's net profit or net losses by more than 10 per cent""

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	***Newspaper "Rossiyskaya Gazeta"***

1.9. Code (codes) of the material fact (facts)	***0300062A30102006***

2. Substance

2.1. Fact (-s) which has (have) entailed one-time increase of the issuer's net profit or net losses by more than 10 percent:

3Q2006 net profit increased by more than 10 percent over 2Q2006 due to decrease in cost value of rendered services and reduction of operating and non-sales expenses. Recovery of reserves for impairment of accounts receivable in the amount of 341,034 thousand rubles accounts for major part of operating revenue growth.

2.2. Date of the fact (facts) which has (have) entailed one-time increase of the issuer's net profit or net losses by more than 10 per cent.

October 30, 2006

2.3. Value of the Issuer's net profit (net losses) for the reporting period (month, quarter, year) preceding the one during which the fact (facts) occurred.

2Q2006 net profit of Public Joint –Stock Company "Southern Telecommunications Company": 332,368 thousand rubles

2.4. Value of the Issuer's net profit (net losses) for the reporting period (quarter, year) during which the fact (facts) occurred.

3Q2006 net profit of Public Joint –Stock Company "Southern Telecommunications Company": 744,992 thousand rubles

2.5. Absolute and percentage change of the Issuer's net profit (net loss).

Absolute change of the Issuer's net profit: 412,624 thousand rubles

Percentage change of the Issuer's net profit: 124.15%

For calculation purposes, net profit (net loss) value "for the reporting period" (quarter, year) for the first reporting period shall be equal to the sum reflected in the line "Net profit (retained income (loss)) of the reporting period " of the Profit and loss Statement (form № 2 of financial reporting), and for subsequent reporting periods, respectively, – to the difference of the sums reflected in the lines "Net profit (retained income (loss)) of the reporting period " of the Profit and loss Statements (forms № 2 of financial reporting) for the reporting period and the period preceding the one under report.

3. Signature

3.1. Deputy Director General – Director for Economics and Finance of Public Joint –Stock Company "Southern Telecommunications Company" (signature) A. A. Dobryakov

3.2. Date " 30 " October 20 06 Official seal

3.3. Deputy Chief Accountant of Public Joint –Stock Company "Southern Telecommunications Company" (signature) A. A. Pustovit

3.4. Date " 30 " October 20 06